Exhibit 99.1

Interxion Holding NV

Interim Report

as at and for the three-month period ended

31 March 2018

Hoofddorp, 3 May 2018

Financial Highlights*

•	Revenue increased by 17% to €133.8 million (1Q 2017: €113.9 million).

•	Recurring revenue[1] increased by 17% to €127.0 million (1Q 2017: €108.3 million).

•	Net income increased by 14% to €11.7 million (1Q 2017: €10.3 million).

•	Adjusted net income[2] increased by 17% to €11.9 million (1Q 2017: €10.2 million).

•	Earnings per diluted share increased by 13% to €0.16 (1Q 2017: €0.14).

•	Adjusted earnings[2] per diluted share increased by 16% to €0.17 (1Q 2017: €0.14).

•	Adjusted EBITDA[2] increased by 19% to €60.9 million (1Q 2017: €51.3 million).

•	Adjusted EBITDA margin increased to 45.5% (1Q 2017: 45.1%).

•	Capital expenditures, including intangible assets[3], were €96.2 million (1Q 2017: €54.8 million).

Operating Highlights

•	Equipped space[4] increased by 4,000 square metres in the quarter to 128,900 square metres.

•	Revenue generating space[4] increased by 2,900 square metres in the quarter to 104,100 square metres.

•	Utilisation rate at the end of the quarter was 81%.

•	During the first quarter, Interxion completed the following capacity additions:

•	2,400 sqm expansion in Frankfurt;

•	1,100 sqm data centre in Brussels;

•	400 sqm expansion in Vienna.

Quarterly Review

Revenue in the first quarter of 2018 was €133.8 million, a 17% increase over the first quarter of 2017 and a 3% increase over the fourth quarter of 2017. Recurring revenue was €127.0 million, a 17% increase over the first quarter of 2017 and a 3% increase over the fourth quarter of 2017. Recurring revenue in the first quarter represented 95% of total revenue. On an organic constant currency5 basis, revenue in the first quarter of 2018 was 17% higher than in the first quarter of 2017.

Cost of sales in the first quarter of 2018 was €52.7 million, a 20% increase over the first quarter of 2017 and an 8% increase over the fourth quarter of 2017.

Gross profit was €81.1 million in the first quarter of 2018, a 16% increase over the first quarter of 2017 and flat over the fourth quarter of 2017. Gross profit margin was 60.6% in the first quarter of 2018, compared with 61.3% in the first quarter of 2017 and 62.4% in the fourth quarter of 2017.

Sales and marketing costs in the first quarter of 2018 were €8.7 million, a 10% increase over the first quarter of 2017 and a 3% decrease from the fourth quarter of 2017.

Other general and administrative costs (excluding depreciation and amortisation, share-based payments and M&A transaction costs) were €11.6 million in the first quarter of 2018, a 9% increase over the first quarter of 2017 and an 11% decrease from the fourth quarter of 2017.

Depreciation and amortisation in the first quarter of 2018 was €29.6 million, an increase of 22% from the first quarter of 2017 and a 2% increase from the fourth quarter of 2017.

*	Certain comparative figures for the three months ended 31 March 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on form 20-F, filed with the SEC on 30 April 2018, and note 11 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 3 May 2018.

2	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Operating income in the first quarter of 2018 was €26.9 million, an increase of 13% from the first quarter of 2017 and a 4% increase from the fourth quarter of 2017.

Net finance expense for the first quarter of 2018 was €11.4 million, an 11% increase over the first quarter of 2017 and a 7% decrease over the fourth quarter of 2017.

Income tax expense for the first quarter of 2018 was €3.8 million, a 15% increase compared with the first quarter of 2017 and a 4% increase from the fourth quarter of 2017.

Net income was €11.7 million in the first quarter of 2018, a 14% increase over the first quarter of 2017 and a 20% increase from the fourth quarter of 2017.

Adjusted net income was €11.9 million in the first quarter of 2018, a 17% increase over the first quarter of 2017 and a 12% increase from the fourth quarter of 2017.

Adjusted EBITDA for the first quarter of 2018 was €60.9 million, a 19% increase over the first quarter of 2017 and a 3% increase over the fourth quarter of 2017. Adjusted EBITDA margin was 45.5% in the first quarter of 2018 compared with 45.1% in the first quarter of 2017 and 45.5% in the fourth quarter of 2017.

Net cash flows from operating activities were €34.6 million in the first quarter of 2018, compared with €41.6 million in the first quarter of 2017 and €45.5 million in the fourth quarter of 2017.

Cash generated from operations was €58.1 million in the first quarter of 2018, compared with €63.0 million in the first quarter of 2017 and €50.3 million in the fourth quarter of 2017.

Capital expenditures, including intangible assets, were €96.2 million in the first quarter of 2018, compared with €54.8 million in the first quarter of 2017 and €69.7 million in the fourth quarter of 2017.

Cash and cash equivalents were €55.3 million at 31 March 2018, compared with €38.5 million at year end 2017. Total borrowings, net of deferred revolving facility financing fees, were €911.1 million at 31 March 2018, compared with €832.6 million at year end 2017. On 16 March 2018, we entered into a €225.0 million unsecured subordinated revolving facility with an initial maturity date of 31 December 2018.

Equipped space at the end of the first quarter of 2018 was 128,900 square metres, compared with 116,500 square metres at the end of the first quarter of 2017 and 124,900 square metres at the end of the fourth quarter of 2017. Revenue generating space at the end of the first quarter of 2018 was 104,100 square metres, compared with 91,000 square metres at the end of the first quarter of 2017 and 101,200 square metres at the end of the fourth quarter of 2017. Utilisation rate, the ratio of revenue-generating space to equipped space, was 81% at the end of the first quarter of 2018, compared with 78% at the end of the first quarter of 2017 and 81% at the end of the fourth quarter of 2017. These capacity metrics include Interxion Science Park.

3	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

[1]	Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.
[2]	Adjusted net income (or ‘Adjusted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of net income to Adjusted EBITDA and net income to Adjusted net income can be found in the financial tables later in this interim report.
[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.
[4]	Equipped space and Revenue generating space and metrics derived from these measures (both 2018 and 2017) include Interxion Science Park, which was acquired on February 24, 2017.
[5]	We present organic constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of acquisitions and foreign currency rate fluctuations. For purposes of calculating Revenue on an organic constant currency basis, results from entities acquired during the current and comparison period are excluded. Also, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. The reconciliation of total revenue growth to total revenue growth on an organic constant currency basis, is as follows:

Three Months Ended 31 March 2018	Year-on-year	Sequential
Reported total revenue growth	17.5%	3.0%
Add back: impact of foreign currency translation	1.0%	0.0%
Reverse: impact of acquired ISP business	(1.1%)	0.0%

Total revenue growth on an organic constant currency basis	17.4%	3.1%

Percentages may not add due to rounding

[6]	We define Cash generated from operations as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts.

4	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Further Information for Noteholders

This Interim Report is intended to comply with the requirements in the indenture (the “Indenture”) dated as of 3 July 2013, as amended and/or supplemented from time to time, among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as security trustee, and the Condensed Consolidated Interim Financial Statements included herein were prepared in accordance with IAS 34.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedures effective, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) Adjusted EBITDA; (ii) Recurring revenue; (iii) Revenue on an organic constant currency basis; (iv) Adjusted net income; (v) Adjusted basic earnings per share; (vi) Adjusted diluted earnings per share; and (vii) Cash generated from operations.

Other companies may present Adjusted EBITDA, Recurring revenue, Revenue on an organic constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Adjusted EBITDA, Recurring revenue and Revenue on an organic constant currency basis

We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Depreciation and amortisation – property, plant and equipment and intangible assets (except goodwill) are depreciated on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•	Share-based payments – primarily the fair value at initial grant date to employees of equity awards, which are being redetermined for market conditions as of each reporting date, until final grant date. Share-based payments are recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

5	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed, and which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our revolving credit facilities and our 6.00% Senior Secured Notes due 2020.

A reconciliation of net income to Adjusted EBITDA is provided in the notes to the Condensed Consolidated Interim Financial Statements. Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

We present constant currency information for revenue and Recurring revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue and Recurring revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of acquisitions and currency exchange rates.

6	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•	Adjustments related to capitalised interest – Under IFRS we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of adjusted net income, when combined with net income prepared in accordance with IFRS is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in this Interim Report.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on adjusted net income.

Cash generated from operations

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items, provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

7	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted Net Income Reconciliation

€’000	Three Months Ended
	31 Mar	31 Mar
Consolidated	2018	2017(1)
Net income	11,657	10,258
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs	1,208	773
Adjustments related to capitalised interest	(884)	(912)

	324	(139)

Tax effect of above add backs and reversals	(81)	35

Adjusted net income	11,900	10,154

Reported basic EPS: (€)	0.16	0.14
Reported diluted EPS: (€)	0.16	0.14

Adjusted basic EPS: (€)	0.17	0.14
Adjusted diluted EPS: (€)	0.17	0.14

(1)	Certain comparative figures for the three months ended March 31, 2017, have been restated. For further details, see note 11.

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 50 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

8	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Income Statements

Amounts x €’000		Three Months Ended
		31 Mar	31 Mar
	Note	2018	2017(1)
Revenue	5	133,836	113,950
Cost of sales	5	(52,697)	(44,096)

Gross profit		81,139	69,854
Other income	5	86	27
Sales and marketing costs	5	(8,708)	(7,925)
General and administrative costs	5	(45,644)	(38,111)

Operating income		26,873	23,845
Finance income	6	392	308
Finance expense	6	(11,796)	(10,595)

Profit before taxation		15,469	13,558
Income tax expense	7	(3,812)	(3,300)

Net income		11,657	10,258

Earnings per share
Basic earnings per share: (€)		0.16	0.14
Diluted earnings per share: (€)		0.16	0.14

(1)	Certain comparative figures for the three months ended March 31, 2017, have been restated. For further details, see note 11.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

9	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Comprehensive Income

Amounts x €’000	Three Months Ended
	31 Mar	31 Mar
	2018	2017(1)
Net income	11,657	10,258
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:
Foreign currency translation differences	(1,695)	464
Effective portion of changes in fair value of cash flow hedges	(1)	38
Tax on items that are, or may be, reclassified subsequently to profit or loss:
Foreign currency translation differences	342	(39)
Effective portion of changes in fair value of cash flow hedges	—	(9)

Other comprehensive income/(loss) for the period, net of tax	(1,354)	454

Total comprehensive income attributable to shareholders	10,303	10,712

(1)	Certain comparative figures for the three months ended March 31, 2017, have been restated. For further details, see note 11.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

10	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Financial Position

As at		31 Mar 2018	31 Dec 2017
Amounts x €’000	Note
Non-current assets
Property, plant and equipment	8	1,401,699	1,342,471
Intangible assets	12	61,307	60,593
Goodwill	12	38,900	38,900
Deferred tax assets		25,746	24,470
Other investments		4,088	3,693
Other non-current assets		14,443	13,674

		1,546,183	1,483,801
Current assets
Trade receivables and other current assets		186,770	179,786
Cash and cash equivalents		55,336	38,484

		242,106	218,270

Total assets		1,788,289	1,702,071

Shareholders’ equity
Share capital		7,143	7,141
Share premium		542,732	539,448
Foreign currency translation reserve		1,595	2,948
Hedging reserve, net of tax		(170)	(169)
Accumulated profit		59,017	47,360

		610,317	596,728
Non-current liabilities
Other non-current liabilities		18,047	15,080
Deferred tax liabilities		21,621	21,336
Borrowings	10	723,055	724,052

		762,723	760,468
Current liabilites
Trade payables and other current liabilities		218,945	229,878
Income tax liabilities		7,658	6,237
Borrowings	10	188,646	108,760

		415,249	344,875

Total liabilities		1,177,972	1,105,343

Total liabilities and shareholders’ equity		1,788,289	1,702,071

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

11	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Amounts x €’000	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve, net of tax	Accumulated income / (deficit)	Total equity
Balance at 1 January 2018	7,141	539,448	2,948	(169)	47,360	596,728
Net income	—	—	—	—	11,657	11,657
Other comprehensive income, net of tax	—	—	(1,353)	(1)	—	(1,354)

Total comprehensive income	—	—	(1,353)	(1)	11,657	10,303
Exercise of options	2	69	—	—	—	71
Share-based payments	—	3,215	—	—	—	3,215

Total contribution by, and distributions to, owners of the Company	2	3,284	—	—	—	3,286

Balance at 31 March 2018	7,143	542,732	1,595	(170)	59,017	610,317

Balance at 1 January 2017(1)	7,060	523,671	9,988	(243)	8,293	548,769
Profit for the period	—	—	—	—	10,258	10,258
Other comprehensive income, net of tax	—	—	425	29	—	454

Total comprehensive income	—	—	425	29	10,258	10,712
Exercise of options	41	3,522	—	—	—	3,563
Share-based payments	—	1,595	—	—	—	1,595

Total contribution by, and distributions to, owners of the Company	41	5,117	—	—	—	5,158

Balance at 31 March 2017(1)	7,101	528,788	10,413	(214)	18,551	564,639

1)	Certain comparative figures for the three months ended March 31, 2017, have been restated. For further details, see note 11.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

12	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Cash Flows

Amounts x €’000	Three Months Ended
	31 Mar	31 Mar
	2018	2017(1)
Net income	11,657	10,258
Depreciation and amortisation	29,559	24,183
Share-based payments	3,215	1,595
Net finance expense	11,404	10,287
Income tax expense	3,812	3,300

	59,647	49,623

Movements in trade receivables and other assets	(6,194)	2,804
Movements in trade payables and other liabilities	4,628	10,529

Cash generated from operations	58,081	62,956

Interest and fees paid(2)	(20,232)	(18,450)
Interest received	—	(61)
Income tax paid	(3,273)	(2,831)

Net cash flows from operating activities	34,576	41,614

Cash flows from / (used in) investing activities
Purchase of property, plant and equipment	(94,218)	(52,923)
Financial investments - deposits	166	(218)
Acquisition Interxion Science Park B.V.	—	(77,517)
Purchase of intangible assets	(1,977)	(1,834)
Loans provided	(417)	—

Net cash flows from / (used in) investing activities	(96,446)	(132,492)

Cash flows from / (used in) financing activities
Proceeds from exercised options	71	3,547
Repayment of mortgages	(548)	(548)
Proceeds from revolving credit facilities	79,438	74,775
Repayments revolving facilities	—	(30,000)

Net cash flows from / (used in) financing activities	78,961	47,774
Effect of exchange rate changes on cash	(239)	(248)

Net movement in cash and cash equivalents	16,852	(43,352)
Cash and cash equivalents, beginning of period	38,484	115,893

Cash and cash equivalents, end of period	55,336	72,541

(1)	Certain comparative figures for the three months ended March 31, 2017, have been restated. For further details, see note 11.
(2)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

The accompanying notes form an integral part of these Condensed Consolidated Interim Financial Statements.

13	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Notes to the Condensed Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Scorpius 30, 2132 LR, Hoofddorp, The Netherlands. The Condensed Consolidated Interim Financial Statements of the Company as at and for the three month period ended 31 March 2018 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2017; these are contained in the 2017 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 30 April 2018, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of the Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2017 in the 2017 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

c) Correction of errors

Certain comparative amounts in the consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows have been restated to correct for immaterial errors with respect to share-based payments. The impact of this restatement is disclosed in note 11 – Correction of errors. Throughout the condensed consolidated interim financial statements, columns including comparative figures that have been restated, are indicated with ‘(1)’.

3	Significant accounting policies

The accounting policies applied by the Group in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2017 in the 2017 Annual Report (Form 20-F), if necessary amended to include new Standards and Interpretations effective as of 1 January 2018.

14	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. It has applied IFRS 15 using the cumulative effect method, under which the comparative information is not restated. It has also taken advantage of the exemption in paragraph 7.2.15 of IFRS 9 from restating prior periods in respect of IFRS 9’s classification and measurement (including impairment) requirements. Compared to the accounting principles as applied in the 2017 financial statements, these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2017 Annual Report (Form 20-F).

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

There are two segments: the first is the Big4 which comprises France, Germany, The Netherlands and the United Kingdom; the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other.

The performance of the operating segments is primarily assessed based on the measures of revenue and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

15	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 31 March 2018
Recurring revenue	83,455	43,507	126,962	—	126,962
Non-recurring revenue	4,456	2,418	6,874	—	6,874

Revenue	87,911	45,925	133,836	—	133,836
Cost of sales	(34,237)	(14,896)	(49,133)	(3,564)	(52,697)

Gross profit	53,674	31,029	84,703	(3,564)	81,139
Sales and marketing costs	(2,237)	(1,615)	(3,852)	(4,856)	(8,708)
General and administrative costs	(23,889)	(9,812)	(33,701)	(11,943)	(45,644)

Operating income	27,634	19,602	47,236	(20,363)	26,873
Net finance expense					(11,404)

Profit before tax					15,469

Total assets	1,271,899	425,392	1,697,291	90,998	1,788,289
Total liabilities	259,139	87,294	346,433	831,539	1,177,972
Capital expenditure, including intangible assets(2)	(70,574)	(22,667)	(93,241)	(2,954)	(96,195)
Depreciation and amortisation	(20,086)	(7,746)	(27,832)	(1,727)	(29,559)
Adjusted EBITDA	47,978	27,571	75,549	(14,673)	60,876

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 31 March 2017(1)
Recurring revenue	69,997	38,278	108,275	—	108,275
Non-recurring revenue	3,382	2,293	5,675	—	5,675

Revenue	73,379	40,571	113,950	—	113,950
Cost of sales	(27,948)	(13,479)	(41,427)	(2,669)	(44,096)

Gross profit	45,431	27,092	72,523	(2,669)	69,854
Other income	27	—	27	—	27
Sales and marketing costs	(1,953)	(1,531)	(3,484)	(4,441)	(7,925)
General and administrative costs(1)	(19,518)	(8,851)	(28,369)	(9,742)	(38,111)

Operating income	23,987	16,710	40,697	(16,852)	23,845
Net finance expense					(10,287)

Profit before tax					13,558

Total assets	1,097,804	372,522	1,470,326	100,393	1,570,719
Total liabilities	227,539	79,121	306,660	699,366	1,006,026
Capital expenditure, including intangible assets(2)	(35,064)	(16,216)	(51,280)	(3,477)	(54,757)
Depreciation and amortisation	(15,898)	(6,958)	(22,856)	(1,327)	(24,183)
Adjusted EBITDA	40,168	23,654	63,822	(12,486)	51,336

(1)	Certain comparative figures for the three months ended March 31, 2017, have been restated. For further details, see note 11.
(2)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

16	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Reconciliation to adjusted EBITDA

Amounts x €’000	Three Months Ended
	31 Mar	31 Mar
Consolidated	2018	2017 (1)
Net income	11,657	10,258
Income tax expense	3,812	3,300

Profit before taxation	15,469	13,558
Finance income	(392)	(308)
Finance expense	11,796	10,595

Operating income	26,873	23,845
Depreciation and amortisation	29,559	24,183
Share-based payments	3,322	2,562
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(3)	1,208	773
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(4)	(86)	(27)

Adjusted EBITDA(2)	60,876	51,336

Amounts x €’000	Three Months Ended
	31 Mar	31 Mar
FR, DE, NL and UK	2018	2017
Operating income	27,634	23,987
Depreciation and amortisation	20,086	15,898
Share-based payments	344	310
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(4)	(86)	(27)

Adjusted EBITDA(2)	47,978	40,168

(1)	Certain comparative figures for the three months ended March 31, 2017, have been restated. For further details, see note 11.
(2)	“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.
(3)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.
(4)	“Income from sub-leases of unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.

17	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €‘000	Three Months Ended
	31 Mar	31 Mar
	2018	2017
Rest of Europe
Operating income	19,602	16,710
Depreciation and amortisation	7,745	6,958
Share-based payments	224	(14)

Adjusted EBITDA(2)	27,571	23,654

Amounts x €‘000	Three Months Ended
	31 Mar	31 Mar
	2018	2017 (1)
Corporate and other
Operating income	(20,362)	(16,852)
Depreciation and amortisation	1,727	1,327
Share-based payments	2,754	2,266
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(3)	1,208	773

Adjusted EBITDA(2)	(14,673)	(12,486)

(1)	Certain comparative figures for the three months ended March 31, 2017, have been restated. For further details, see note 11.
(2)	“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.
(3)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.
(4)	“Income from sub-leases of unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.

18	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

6	Finance income and expense

	Three months ended
	31 Mar	31 Mar
	2018	2017
	€’000	€’000
Bank and other interest	84	13
Bond premium and fees in income	308	295

Finance income	392	308

Interest expense on Senior Secured Notes, bank and other loans	(9,954)	(8,962)
Interest expense on finance leases	(862)	(787)
Other financial expenses	(699)	(537)
Foreign currency exchange losses	(281)	(309)

Finance expense	(11,796)	(10,595)

Net finance expense	(11,404)	(10,287)

7	Income tax expense

The Group’s consolidated effective tax rate of 25%, in respect of continuing operations for the three months period ended 31 March 2018, was affected by the net effect of tax rate decreases in various countries, and non-tax-deductible share-based payments. The Group’s consolidated effective tax rate of 24%, in respect of continuing operations for the three months period ended 31 March 2017, was affected by the net effect of an energy tax credit received in The Netherlands, and non-tax-deductible share-based payments.

8	Property, plant and equipment

During the three months ended 31 March 2018, the Group purchased tangible fixed assets (primarily data-centre-related assets) at a cost of €88.9 million (three months ended 31 March 2017: €63.0 million).

Capitalised interest relating to borrowing costs for the three months ended 31 March 2018 amounted to €0.9 million (three months ended 31 March 2017: €0.9 million). The cash effect of the interest capitalised for the three months ended 31 March 2018 amounted to €1.3 million, which in the Consolidated Statements of Cash Flows is presented under “Purchase of property, plant and equipment” (three months ended 31 March 2017: €2.2 million).

At 31 March 2018, the Group had outstanding capital commitments of €256.0 million. These commitments are expected to be substantially settled during the remainder of 2018.

19	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

9	Financial instruments

Fair values versus carrying amounts

At 31 March 2018, the market price of the 6.00% Senior Secured Notes due 2020 was 103.128 (31 March 2017: 104.684). Using this market price, the fair value of the Senior Secured Notes due 2020 was approximately €645 million (31 March 2017: €654 million), compared with their nominal value of €625 million (31 March 2017: €625 million).

At 31 March 2018, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

At 31 March 2018, the fair value of all mortgages approximated to their carrying amount of €53.1 million (31 March 2017: €53.9 million). As of 31 March 2018, the fair value of the financial lease liabilities was €54.6 million (31 March 2017: €55.3 million) compared with the carrying amount of €51.0 million (31 March 2017: €51.6 million).

The carrying amounts of other financial assets and liabilities approximate to their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

20	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

The values of the instruments are:

	Carrying value	Fair value
		Level 1	Level 2	Level 3
31 March 2018
Senior secured notes 6.00% due 2020	(627,832)	(645,000)	—	—
2013 Super Senior Revolving Facility	(79,900)	—	(79,900)	—
2017 Senior Secured Revolving Facility	(99,880)	—	(99,880)	—
Finance leases	(50,968)	—	(54,580)	—
Mortgages	(53,121)	—	(53,121)	—
Other investments	4,088	—	—	4,088
Interest rate swap	(236)	—	(236)	—

31 December 2017
Senior secured notes 6.00% due 2020	(628,141)	(647,000)	—	—
2017 Senior Secured Revolving Facility	(99,904)	—	(99,904)	—
Finance leases	(51,127)	—	(54,282)	—
Mortgages	(53,640)	—	(53,640)	—
Other investments	3,693	—	3,693	—
Interest rate swap	(255)	—	(255)	—
Conversion option	0	—	—	0

The Level 3 financial asset represents the convertible loan of USD 4.5 million provided by Interxion Participation 1 B.V. Interxion has the option to convert the loan into equity on the maturity date or upon occurrence of an enforcement event. Upon implementation of IFRS 9 – Financial Instruments, the convertible loan is considered a single instrument, to be carried at fair value through profit and loss. Accordingly, it is now presented in Level 3. There have been no further transfers between levels of hierarchy.

Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

10	Borrowings

Super Senior Revolving Facility

On 17 June 2013, the Company entered into the Super Senior Revolving Facility Agreement.

On 3 July 2013, in connection with the issuance of the €325.0 million Senior Secured Notes due 2020, all conditions precedent to the utilization of the 2013 Super Senior Revolving Facility Agreement were satisfied. On 31 July 2017, the Company extended the maturity of the 2013 Super Senior Revolving Facility from 3 July 2018 to 31 December 2018.

21	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited

As at 31 March 2018, €80.0 million of the 2013 Super Senior Revolving Facility was drawn.

Senior Secured Revolving Facility

On 9 March 2017, the Company entered into the 2017 Senior Secured Revolving Facility Agreement.

The Senior Secured Revolving Facility had an initial maturity date of 12 months from the date of the Senior Secured Revolving Facility with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms therein. The 2017 Senior Secured Revolving Facility initially bears interest at a rate per annum equal to EURIBOR (subject to a zero percent floor) plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the 2017 Senior Secured Revolving Facility is extended up to an additional six months after its initial maturity date.

On 28 July 2017, the Company amended the terms of the 2017 Senior Secured Revolving Facility to increase the amount available under the facility to €100.0 million and to add a second extension option to enable extension of the maturity of the 2017 Senior Secured Revolving Facility to 31 December 2018. The Company elected, as of 1 March 2018, to extend the maturity of the 2017 Senior Secured Revolving Facility to 9 September 2018.

As at 31 March 2018, the 2017 Senior Secured Revolving Facility was fully drawn.

Subordinated Revolving Facility

On 16 March 2018, we entered into a €225.0 million unsecured subordinated revolving facility agreement (the “New Facility”) by and among InterXion Holding N.V. (the “Company”), ABN AMRO Bank N.V. and Bank of America Merrill Lynch International Limited as arrangers and original lenders thereunder and ABN AMRO Bank N.V. as agent.

The New Facility has an initial maturity date of 31 December 2018, with the Company having the option to extend the maturity date up to and including 31 December 2019, in accordance with the terms of the New Facility. The New Facility initially bears interest at an annual rate equal to EURIBOR (subject to a 0% floor) plus a margin of 3.00% per annum from the date of the New Facility, subject to a margin ratchet pursuant to which the margin may increase thereafter on certain specified dates and subject to a maximum margin of 4.50% per annum.

As of 31 March 2018, this facility was undrawn.

11	Correction of errors

During the preparation of the 2017 annual consolidated financial statements, the Company became aware that the share-based payment expenses have not been properly recognized in accordance with IFRS 2, resulting in an understatement of such expenses in its Consolidated Financial Statements over 2014-2016, which corrections have been assessed to be immaterial to each of those prior periods. The errors have been corrected in the 2017 20-F, as filed with the SEC on 30 April 2018, by restating each of the affected financial statement line items for prior periods.

The impact of the errors on the Condensed Consolidated Interim Income Statements and Condensed Consolidated Interim Statements of Comprehensive Income for the three-month period ended 31 March 2017, amounting to €0.6 million, has been included in the comparative figures in these condensed consolidated interim financial statements.

22	Interim Report: Three-month period ended 31 March 2018 These Condensed Consolidated Interim Financial Statements are unaudited